FORM 51-102F3

MATERIAL CHANGE REPORT

1.      Name and Address of Company

PolyMet Mining Corp. (the “Company”)
390 - 3600 Lysander Lane
Richmond, BC
V7B 1C3
Tel: 604-248-0939

2.      Date of Material Change

November 30, 2011

3.      News Releases

On November 30, 2011, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR announcing an agreement to sell US$20 million of common shares to Glencore AG (“Glencore”). A copy of such news release is attached as Appendix A.

On November 30, 2011, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR announcing the renegotiation of its debenture financing from Glencore. A copy of such news release is attached as Appendix B.

4.      Summary of Material Change

On November 30, 2011, the Company entered into an agreement with Glencore to sell in a private placement 13,333,333 common shares of the Company at US$1.50 per share for gross proceeds of US$20 million, before deducting offering expenses.

On November 30, 2011, the Company also announced that it had renegotiated its existing secured exchangeable debenture financing from Glencore (the “Financing Amendments”, and together with the Private Placement, the “Transactions”).

5.1    Full Description of Material Change

Private Placement

The Company entered into a subscription agreement with Glencore dated November 30, 2011 to sell in a private placement (the “Private Placement”) 13,333,333 common shares of the Company (the “New Shares”) at US$1.50 per share for gross proceeds of US$20 million, before deducting offering expenses. Closing is subject to the receipt of regulatory approvals, which were received on December 1, 2011.

As part of the Private Placement, the Company agreed to issue to Glencore warrants to purchase 2,600,000 common shares of the Company (the “2011 Warrants”) at US$1.50 per share (subject to adjustment in certain events), open for exercise at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price of the Company’s common shares is equal to or greater than 150% of the exercise price and the Company provides notice to Glencore that it has received permits necessary to start construction at the NorthMet Project and availability of senior construction finance, each in a form reasonably acceptable to Glencore. Following satisfaction of the conditions of mandatory exercise, if Glencore does not elect to exercise the 2011 Warrants, the 2011 Warrants will expire.

The common shares were issued by the Company to raise funds estimated by the Company to be sufficient to complete the permitting of the Company’s mining project in Northern Minnesota, the NorthMet Project, and as to US$7.0 million to repay amounts owing to Cliffs Natural Resources Inc. (the “Cliffs Notes”). The balance will be permitting and other costs (including general corporate purposes) associated with the NorthMet Project.

As part of the agreements regarding the Private Placement, the Company confirmed the agreements with Glencore, entered into on November 12, 2010, providing Glencore with a right of first refusal on all future financings by the Company.

Renegotiation of Debenture Financing

The Company renegotiated its existing secured exchangeable debenture (the “Debentures”) financing from Glencore in the current amount of US$28,547,655 concurrently with negotiations regarding the Private Placement. The Financing Amendments, which were also subject to regulatory approvals which have been obtained, are as follows:

  The maturity date of the Debentures is to be extended from September 30, 2012 to the earlier of: (i) the Company giving Glencore ten days notice that the Company has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the “Early Maturity Event”) and (ii) September 30, 2014.

  Upon occurrence of the Early Maturity Event, the principal amount of the Debentures and capitalized interest are to be exchanged by Glencore into common shares of the Company at US$1.50 per share (subject to adjustment in certain events). The Debentures were issued in four tranches between October 2008 and September 2009. The total principal of the Debentures is US$25 million with US$3.548 million of capitalized interest as of September 30, 2011.

  The warrants issued to Glencore in November 2010 (the “2010 Warrants”) are to be amended such that Glencore has the right to purchase three million common shares of the Company at US$1.50 per share (subject to adjustment in certain events) at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price of the common shares of the Company is equal to or greater than 150% of the exercise price and the Company provides notice to Glencore that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the 2010 Warrants, the 2010 Warrants will expire.

Multilateral Instrument 61-101

The Transactions are “related party transactions” within the meaning of MI 61-101 as Glencore owns and/or controls, directly or indirectly, in excess of 10% of the issued and outstanding common shares of the Company and is therefore a “related party” in its capacity as the sole investor in the Private Placement and the sole holder of the Debentures and the 2010 Warrants.

The Company has relied upon exemptions from the requirements to obtain a formal valuation and minority shareholder approval under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) set out in subsection 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Transactions. The Transactions qualify for the exemptions contained in sections 5.5(a) and 5.7(a) of MI 61-101 because the fair market value of the Transactions as they relate to any interested parties (i.e. Glencore) was less than 25% of the market capitalization of the Company (as determined under MI 61-101).

The Board of Directors of the Company (the “Board”) met to discuss in-person and held subsequent follow-up discussions concerning the Transactions. The Board was provided with, and considered detailed information prepared by management concerning the valuation of the Transactions.

The Board, with Stephen Rowland not participating in the approval as he is also an executive of Glencore, considered the availability of the exemptions contained in sections 5.5(a) and 5.7(a) of MI 61-101 with respect to the Transactions and unanimously determined that the fair market value of the Transactions was less than 25% of the market capitalization of the Company (in each case as determined pursuant to MI 61-101) and unanimously approved (with Mr. Rowland abstaining ) the Transactions.

Immediately following the close of the Private Placement and the Financing Amendments, Glencore:

(i)	owns 41,967,842 common shares of the Company;

(ii)

is entitled to exchange US$28,547,655 (including capitalized interest as of September 30, 2011) of Debentures for an additional 19,031,770 common shares at US$1.50 per share pursuant to the Financing Amendments;

(iii)	has agreed to acquire an additional 5 million common shares for US$2.00 per share on or before October 15, 2012, pursuant to the subscription agreement dated November 12, 2010;

(iv)	is entitled to acquire three million common shares at US$1.50 per share upon exercise of the 2010 Warrant issued to Glencore on November 12, 2010; and

(v)	is entitled to acquire an additional 2.6 million common shares for US$1.50 per share upon exercise of the 2011 Warrants,

resulting if all such common shares are acquired, in Glencore owning 71,599,612 common shares representing approximately 35.1% of the Company’s issued common shares after giving affect to the foregoing issuances of common shares of the Company.

Reference is made to the early warning press release issued by Glencore on November 30, 2011 regarding the current shareholdings of the Company.

Prior Valuation

After reasonable inquiry, to the knowledge of the Company and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) of the Company relating to the securities involved in the Transactions described in this material change report or otherwise relevant to the Transactions that are required to be disclosed by MI 61-101.

Date of the Material Change Report

This material change report is being filed less than 21 days before the date of the closing of the Transactions, which in the Company’s view, is both reasonable and necessary in the circumstances as the terms of the Transactions were settled and approved by the Company and Glencore just prior to the announcement of the Transactions on November 30, 2011 with closing occurring as soon as practicable after the receipt of regulatory approvals. Closing is expected to occur December 6, 2011. This material change report is being filed less than 21 days before the expected date of closing of the Transactions so that the Company can obtain the funds to permit it to repay the Cliffs Notes and to finance its expected costs of obtaining permits for the NorthMet Project.

5.2    Disclosure for Restructuring Transactions

Not applicable.

6.      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.      Omitted Information

Not Applicable.

8.      Executive Officer

Douglas Newby, Chief Financial Officer
Telephone: (646) 879-5970

9.      Date of Report

December 5, 2011.

POLYMET MINING CORP.

Per:
“Douglas Newby”
Douglas Newby, Chief Financial Officer

Schedule A

ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-19

POLYMET AGREES TO SELL US$20 MILLION OF COMMON SHARES TO GLENCORE

Hoyt Lakes, Minnesota, November 30, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has entered into an agreement with Glencore AG (“Glencore”) to sell in a private placement 13,333,333 common shares of the Company (the "New Shares") at US$1.50 per share for gross proceeds of US$20 million, before deducting offering expenses. Closing is subject to the receipt of regulatory approvals.

As part of the transaction, PolyMet agreed to issue to Glencore warrants to purchase 2,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 20-day volume weighted average price of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the warrants, the warrants will expire.

Approximately US$7.0 million of the proceeds from the sale of these shares will be used to repay outstanding notes (including interest) to Cliffs Natural Resources Inc. The balance will be for permitting and other costs (including general corporate purposes) associated with the NorthMet project.

The New Shares offered and to be sold in the private placement have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from those registration requirements.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the New Shares in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Schedule B

ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-20

POLYMET AND GLENCORE AGREE TO EXTEND DEBENTURES
AMEND EXCHANGE OF US$28.5 MILLION DEBENTURES FOR COMMON SHARES
AMEND EXISTING WARRANTS

Hoyt Lakes, Minnesota, November 30, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has renegotiated its debenture financing from Glencore AG (“Glencore”). The agreed amendments (collectively, the "Financing Amendments"), which are subject to regulatory approvals, are as follows:

  The maturity date of the Tranche A-D Debentures (collectively, the "Issued Debentures") has been extended from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014.

  Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share. The Issued Debentures were issued in four tranches (Tranches A-D) between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$3.548 million of accrued interest as of September 30, 2011.

  The warrants issued to Glencore in November 2010 (the "2010 Warrants") have been amended such that Glencore has the right to purchase 3 million common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, , subject to mandatory exercise if the 20-day volume weighted average price of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the warrants, the warrants will expire.

The third and final tranche of the 2010 private placement, comprising the sale of 5 million common shares at US$2.00 per share no later than October 15, 2012 is unaffected by the amendments to the financing agreements, as are the off take and marketing agreements whereby Glencore will market all of PolyMet's products for a minimum of five years from the start of commercial production at NorthMet.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.